SECURIT 04019447 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~10587~~ 47171

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JUN 0 2 2004 PROCESSING SECTION 187

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROAD STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 S. Old Woodward Avenue, Suite 108
(No. and Street)

Birmingham, (City) Michigan (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary P. Mada 248-430-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Hara and Company
(Name – *if individual, state last, first, middle name*)

850 North Crooks, Suite 100 (Address) Clawson, (City) Michigan (State) 48017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart G. Burchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Securities, Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broad Street Securities, Inc.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5

MARCH 31, 2004

Broad Street Securities, Inc.

CONTENTS

O'HARA AND COMPANY
TIMOTHY P. O'HARA
CERTIFIED PUBLIC ACCOUNTANT

850 NORTH CROOKS, SUITE 100
CLAWSON, MICHIGAN 48017
TELEPHONE: (248) 435-5940
FAX: (248) 435-5944

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Broad Street Securities, Inc.:

We have audited the accompanying statement of financial condition of Broad Street Securities, Inc. as of March 31, 2004 and the related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broad Street Securities, Inc. as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Hara and Company

May 26, 2004

BROAD STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Cash	$ 3,431
Receivable from broker/dealers	17,910
Marketable securities	8,573
Deposits	350
Furniture and equipment, at cost (net of $22,636 accumulated depreciation)	0
Total Assets	$ 30,264

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 0
Payable to broker/dealer	3,845
Total Liabilities	3,845
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized; 1,000 shares issued and outstanding	1,000
Preferred stock, no par value; 1,000 shares authorized; no shares issued or outstanding	0
Additional paid-in capital	335,230
Retained earnings (deficit)	(309,811)
Total Shareholders' Equity	26,419
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 30,264

The accompanying notes are an integral part of these financial statements.

BROAD STREET SECURITIES, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED MARCH 31, 2004

REVENUE	
Commissions	$ 1,463,089
Net dealer investment gain	66,647
Total revenue	1,529,736
EXPENSES	
Commissions	664,330
Clearing and execution charges	331,820
Management fees	453,342
Depreciation	0
Other operating expenses, substantially registration and licenses, administrative, travel and professional fees	73,086
Total expenses	1,522,578
Net income (loss)	$ 7,158

The accompanying notes are an integral part of these financial statements.

BROAD STREET SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance beginning of period	$ 1,000	$ 335,220	$ (316,969)	$ 19,251
Rounding adj from prior years		10		10
Net profit			7,158	7,158
Balance end of period	$ 1,000	$ 335,230	$ (309,811)	$ 26,419

The accompanying notes are an integral part of these financial statements.

BROAD STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

MARCH 31, 2004

Cash flows from operating activities	
Net income (loss)	$ 7,158
Adjustments:	
Unrealized loss on investments	(155)
Increase in net receivable from brokers	(337)
Decrease in commissions payable	(5,519)
Increase in payable to broker/dealer	3,845
Net cash flow provided (used) by operations	4,992
Cash flows from investing activities	
Investment in marketable securities	(8,119)
Proceeds of marketable securities	4,601
Net investing activities	(3,518)
Cash flows from financing activities	
Contributions of capital	10
Net increase (decrease) in cash	1,483
Cash balance at April 1, 2003	1,948
Cash balance at March 31, 2004	$ 3,431

The accompanying notes are an integral part of these financial statements.

BROAD STREET SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF MARCH 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company, a 70% owned subsidiary of HBB, Inc. was incorporated in the state of Nevada on January 31, 1994. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions

Commission revenue and related expense arising from securities transactions are recorded on a trade date basis which is the same business day as the transaction date.

Securities Owned

Securities in firm investment accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds".

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during a reporting period. Actual results could differ from these estimates.

Depreciation

Depreciation of furniture and equipment is provided using the straight-line method over an estimated useful life of five or seven years, respectively.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2004 the Company's net capital and required net capital were $24,783 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 16%.

NOTE 3 - INCOME TAX LOSS CARRYFORWARDS

HBB, Inc., the parent company, is required to file a consolidated U.S. income tax return and includes the income or loss of Broad Street Securities, Inc. as if it were a wholly owned subsidiary with the consent of the minority shareholder. When provisions for income taxes are required in the future, management intends to determine them on a separate return basis. The Company has yet unused a net operating loss carryforward exceeding $500,000. The operating loss carryforward is available as an offset against future taxable income and begins to expire in 2009.

NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is 70% owned by HBB, Inc. During the year ended March 31, 2004, HBB, Inc. has provided office space and administrative services without charge to the Company. In addition, since August 1996, HBB, Inc. has paid substantially all operating expenses of the Company other than commissions, clearing and execution charges. During this fiscal year, the Company paid HBB, Inc. $453,342 in management fees.

BROAD STREET SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2004

COMPUTATION OF NET CAPITAL	
Total shareholders' equity	$ 26,419
Deductions:	
Nonallowable assets	(350)
Haircuts on securities held	(1,286)
NET CAPITAL	$ 24,783
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 256
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 0
Payable to broker/dealer	3,845
Total aggregate indebtedness	$ 3,845
Percentage of aggregate indebtedness to net capital	16%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report

O'HARA AND COMPANY
TIMOTHY P. O'HARA
CERTIFIED PUBLIC ACCOUNTANT

850 NORTH CROOKS, SUITE 100
CLAWSON, MICHIGAN 48017
TELEPHONE: (248) 435-5940
FAX: (248) 435-5944

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of Broad Street Securities, Inc.:

In planning and performing our audit of the financial statements of Broad Street Securities, Inc. for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Broad Street Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Broad Street Securities, Inc. for the year ended March 31, 2004, and this report does not affect our report thereon dated May 26, 2004. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2) (ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

O'Hara and Company

May 26, 2004